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Craft Beer
GroundLion Brewing Company

Craft Brewery

365 Fernandez Loop, Suite 200
Seagrove, NC 27341
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INVESTMENT OPPORTUNITY
GroundLion Brewing Company is seeking investment to complete renovation of our location, purchase remaining equipment, and establish contingency operating funds.
Renovating LocationGenerating RevenueLease SecuredFirst Location
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $75,000 invested.
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Business Overview

Son-and-Father-owned brewery coming soon to Seagrove, NC. Serving Rye Beer for Wry People.

The Team
Samuel Brown IV
Son

Mr. Brown IV has a passion for brewing craft beer that has led him to change careers completely and focus on what he loves to do. His passion, over 12 years' experience brewing beer combined with his creativity to add ingredients not readily found in beer gives an ideal situation for success and great tasting beer.

Samuel Brown III
Father

Mr. Brown III has been in the business industry as a project manager and project management instructor for the past 13 years, and before that as an independent consultant for the 10 years. He brings his experience, years of education, skills and abilities.

This is a preview. It will become public when you start accepting investment.
The Business

The GroundLion Brewing Co. LLC. GroundLion) mission is to establish the first local brewery in Seagrove, NC providing members of the community and visitors with a place to come together and enjoy a variety of locally crafted beers with the goal of expanding their knowledge of beer. This includes the history of beer, its vast variety of styles and tastes while enriching their pallet through food and beer pairing suggestions, giving them stimulating combinations by brewing and serving a creative variety of high quality, unique, rye focused, carefully crafted beer.

The Team

The strength of GroundLion lies in its founders. Mr. Brown III has been in the business industry as a project manager and project management instructor for the past 13 years, and before that as an independent consultant for the 10 years. He brings his experience, years of education, skills and abilities. Mr. Brown IV has a passion for brewing craft beer that has led him to change careers completely and focus on what he loves to do. His passion, over 12 years' experience brewing beer combined with his creativity to add ingredients not readily found in beer gives an ideal situation for success and great tasting beer.

The founders have also cultivated strong ties within the community, creating buzz and an excitement for the completion of the building and opening of the taproom.

The Progress

GroundLion is in the process of gathering their permits and licenses to sell its beer. The company is also in the process of completing construction on the facility. The permits are on hold until construction is complete. The co-founders and their family have been able to invest $80,000 of their own money into the business but need the additional capital to move forward. In order to complete construction, the company is excited to involve the community by accepting investments.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on December 2, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Space build-out $47,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name GroundLion Brewing Company, LLC.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
GroundLion Brewing Business Plan.pdf
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$438,500	$534,970	$663,363	$835,837	$1,086,588
Cost of Goods Sold	$211,000	$257,420	$319,200	$402,191	$522,848
Gross Profit	$227,500	$277,550	$344,163	$433,646	$563,740

EXPENSES

Rent $13,848 $14,194 $14,548 $14,911 $15,283
Utilities $24,052 $29,343 $36,385 $45,845 $59,598
Payroll $143,662 $147,253 $150,934 $154,707 $158,574
Insurance $2,446 $2,507 $2,569 $2,633 $2,698
Advertising $6,000 $7,320 $9,076 $11,435 $14,865
Repairs & Maintenance $14,400 $17,568 $21,784 $27,447 $35,681
Legal & Professional Fees $3,300 $3,382 $3,466 $3,552 $3,640
Office and Admin $2,938 $3,584 $4,444 $5,599 $7,278
Head Brewer Salary $37,440 $38,376 $39,335 $40,318 $41,325
Operating Profit $-20,586 $14,023 $61,622 $127,199 $224,798
This information is provided by GroundLion Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition

Forecasted Milestones

Expect a 20% yearly growth rate.

Sell 260 to 280 barrels the first year with 100 barrels expected to go towards restaurants and bars.

Price is set to reflect an average 60% margin over COGS.

Revenue Assumptions for the 1st year:

Revenue of $438,500

Sell 102 kegs of beer to local restaurants and bars

Sell 300 T-shirts $6,000 @ $20/each

Sell 300 hats $$6,000 @ $18/each

Sell 200-pint glasses in first year $2,000 @ $10/each

5% growth total sales of merchandise

Increase to 1,000 barrels by 5th year for a Revenue of $1.1 million.

Alcohol tax $26 total per barrel for state and federal will grow with production growth.

All profits will be re-invested into the company.

High potential for keg distribution.

Plans for packaging and bottling to be done once beer production is at full capacity.

GroundLion is confident it can pay back investors with ease.

No Historical Tax Returns: GroundLion has not filed tax returns since incorporating in 2018 as we have not yet conducted business or shown revenue.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of GroundLion Brewing Co., LLC. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

GroundLion Brewing Co., LLC. is a newly established entity and has no history for prospective investors to consider.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

GroundLion Brewing Co., LLC. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If GroundLion Brewing Co., LLC. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither GroundLion Brewing Co., LLC. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

GroundLion Brewing Co., LLC. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and GroundLion Brewing Co., LLC. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although GroundLion Brewing Co., LLC. will carry some insurance, GroundLion Brewing Co., LLC. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, GroundLion Brewing Co., LLC. could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If GroundLion Brewing Co., LLC. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with GroundLion Brewing Co., LLC. or management), which is responsible for monitoring GroundLion Brewing Co., LLC.'s compliance with the law. GroundLion Brewing Co., LLC. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if GroundLion Brewing Co., LLC. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if GroundLion Brewing Co., LLC. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of GroundLion Brewing Co., LLC., and the revenue of GroundLion Brewing Co., LLC. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of GroundLion Brewing Co., LLC. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by GroundLion Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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